================================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------


                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934 *

                           ------------------------


                       AMPAL-AMERICAN ISRAEL CORPORATION
                               (Name of Issuer)

                           ------------------------


                   Class A Stock, par value $1.00 per share

                        (Title of Class of Securities)

                           ------------------------


                                  032015 10 9

                                (CUSIP Number)

                           ------------------------

                                Yosef A. Maiman
                           Y.M. Noy Investments Ltd.
                           33 Havazelet Hasharon St.
                               Herzliya, Israel
                                 972-9-9501735

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           ------------------------

                               February 26, 2002


            (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)


                              Page 1 of 56 Pages

CUSIP No.032015 10 9                13D
         -----------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     YOSEF A. MAIMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE (NATURAL PERSON)

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY


------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ISRAEL AND PERU
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    11,115,112*
               ---------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER

   SHARES           0
               ---------------------------------------------------------------
BENEFICIALLY   9    SOLE DISPOSITIVE POWER

   OWNED            11,115,112*
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,115,112*
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
------------------------------------------------------------------------------


*As more fully described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") has signed a stock purchase agreement (the "Stock Purchase Agreement") to acquire approximately 11,115,112 shares of Class A Stock, par value $1.00 per share (the "Class A Stock"), of AMPAL-American Israel Corporation ("Ampal"), representing approximately 58% of the Class A Stock of Ampal. Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy. Pursuant to the Stock Purchase Agreement, Noy has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) up to an additional 329,000 shares of Class A Stock or options to purchase shares of Class A Stock, including: (1) any stock options (the "Options") granted to an Employee that such Employee elects to sell to Noy pursuant to an option assignment agreement and (2) any shares of Class A Stock (the "Employee Shares") held by an Employee as a result of an exercise of any Options, from the date of the Stock Purchase Agreement through and including the closing of the transactions contemplated by the Stock Purchase Agreement, that such Employee elects to sell to Noy pursuant to an option assignment agreement.


                              Page 2 of 56 Pages

CUSIP No.032015 10 9                13D
         -----------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Y.M. NOY INVESTMENTS LTD.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT AVAILABLE

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY


------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ISRAEL
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    11,115,112*
               ---------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER

   SHARES           0
               ---------------------------------------------------------------
BENEFICIALLY   9    SOLE DISPOSITIVE POWER

   OWNED            11,115,112*
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,115,112*
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [ ]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
------------------------------------------------------------------------------

*As described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") has signed a stock purchase agreement (the "Stock Purchase Agreement") to acquire approximately 11,115,112 shares of Class A Stock, par value $1.00 per share (the "Class A Stock") of AMPAL- American Israel Corporation ("Ampal"), representing approximately 58% of the Class A Stock of Ampal. Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy. Pursuant to the Stock Purchase Agreement, Noy, has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) up to an additional 329,000 shares of Class A Stock or options to purchase Class A Stock, including: (1) any stock options (the "Options") granted to an Employee that such Employee elects to sell to Noy pursuant to an option assignment agreement and (2) any shares of Class A Stock (the "Employee Shares") held by an Employee as a result of an exercise of any Options, from the date of the Stock Purchase Agreement through and including the closing of the transactions contemplated by the Stock Purchase Agreement, that such Employee elects to sell to Noy pursuant to an option assignment agreement.


                              Page 3 of 56 Pages

Item 1. Security and Issuer.

          This Schedule 13D relates to the Class A stock, $1.00 par value (the "Class A Stock"), of AMPAL-American Israel Corporation, a corporation incorporated under the laws of New York ("Ampal"). The Class A Stock is listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ"). The address of Ampal's principal executive offices is 1177 Avenue of the Americas, New York, New York, USA.


Item 2. Identity and Background.

          (a), (b), (c), (f) This Schedule 13D is being filed by or on the behalf of Mr. Yosef A. Maiman, a citizen of the State of Israel and the Republic of Peru ("Mr. Maiman") and Y.M. Noy Investments Ltd., an Israeli corporation ("Noy"). Mr. Maiman had previously filed an individual Schedule 13D relating to the Class A Stock on December 28, 2001. Mr. Maiman will now, until otherwise indicated, file joint filings with Noy regarding the Class A Stock. Mr. Maiman's and Noy's principal offices are located at 33 Havazelet Hasharon St., Herzliya, Israel. Mr. Maiman and Noy are hereinafter collectively referred to as the "Reporting Persons."

          Mr. Maiman is currently the President of Merhav (M.N.F) Ltd., an Israeli corporation, and Chairman of the Board of Directors of Noy and his business address is 33 Havazelet Hasharon St., Herzliya, Israel.

          Noy was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman, Ohad Maiman and Noa Maiman are the sole directors of Noy. Ohad Maiman is currently a student at Columbia University located in New York, New York, USA and his business address is 33 Havazelet Hasharon St., Herzliya, Israel. Noa Maiman is currently a student at the Hebrew University of Jerusalem, Israel located in Jerusalem, Israel and her business address is 33 Havazelet Hasharon St., Herzliya, Israel. Noy has no executive officers.

          (d), (e) During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                              Page 4 of 56 Pages

Item 3. Source and Amount of Funds or Other Consideration.

          The shares of Class A Stock that are the subject of this Schedule 13D are to be acquired by Noy pursuant to a stock purchase agreement dated as of February 26, 2002 (the "Stock Purchase Agreement"), between Rebar Financial Corp. ("Rebar") and Noy. Pursuant to the Stock Purchase Agreement, Noy has agreed to acquire 11,115,112 shares of Class A Stock (the "Shares") from Rebar for a purchase price equal to $82,920,175.84 (plus, if applicable, the Interest Factor as defined in the Stock Purchase Agreement) and up to 329,000 Employee (as defined in the Stock Purchase Agreement) stock options (the "Options"), including any shares that may be issued pursuant to the exercise of any such Options (the "Employee Shares"), for a maximum purchase price, including the Option exercise price, equal to $2,454,382.77 should all such Employees sell all such Options or Employee Shares to Noy pursuant to option assignment agreements (the "Option Assignment Agreements"). As of the date of this filing, Noy has not yet executed any Option Assignment Agreements. A copy of the Stock Purchase Agreement and a form of the Option Assignment Agreements (see Exhibit B to the Stock Purchase Agreement) are attached hereto as Exhibit 1 and are incorporated herein by reference. The descriptions of the Stock Purchase Agreement and the Option Assignment Agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the full text thereof.

          The Reporting Persons expect to finance the acquisition of the Shares, Options and Employee Shares described in this Schedule 13D principally through some form of bank financing to be obtained by Noy, including a combination of both long-term and short-term loans, although no definitive determination has been made at this time as to the source of funds. The Reporting Persons are currently in negotiations with two banks regarding this bank financing. Such bank financing may require the pledge of some or all the Shares, Options and Employee Shares and the granting of certain voting rights with respect to the Shares, Options and Employee Shares. Noy may also secure additional funds to finance the acquisition of the Shares, Options and Employee Shares from a personal contribution or loan from Mr. Maiman or one or more of its or Mr. Maiman's, respective, affiliates.

Item 4. Purpose of Transaction.

          The purpose of the transaction is for the Reporting Persons to acquire control of Ampal. Following the completion of the transaction, the Reporting Persons intend to continuously review all aspects of their investment in Ampal, including the market price of the Class A Stock, Ampal's business operations, financial results and condition and prospects, and the general economic and industry conditions related to the business.

          (a) As described in Item 3, pursuant to Section 1.3 of the Stock Purchase Agreement, Noy has agreed to acquire up to 329,000 Options or Employee Shares for a maximum purchase price, including the Option exercise price, equal to $2,454,382.77 should all such Employees sell all such Options or Employee Shares to Noy pursuant to Option Assignment Agreements.

          The Reporting Persons reserve the right to determine in the future to formulate plans or proposals which relate to, or would result in, or to take or cause to be taken any action relating to, or resulting in, the acquisition of additional securities of Ampal or disposition of any securities of Ampal.

          (b), (c) Pursuant to Section 6.3 of the Stock Purchase Agreement, Rebar has agreed to use its reasonable best efforts to cause Ampal to not, and Rebar shall not vote for, consent or approve the taking of actions by Ampal, in each case without the prior written consent of Noy, to: (i) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material, individually or in the aggregate,


                              Page 5 of 56 Pages
to Ampal and its subsidiaries, taken as whole, except for any such transaction in which the investment by Ampal does not exceed U.S. $1,000,000 and (ii) except as expressly permitted by the Stock Purchase Agreement, sell, lease, license or otherwise dispose of any of its assets that are material, individually or in the aggregate, to Ampal and its subsidiaries, taken as whole.

          (d) Pursuant to Section 6.6 of the Stock Purchase Agreement, within ten (10) business days following the execution of the Stock Purchase Agreement, Rebar shall use its reasonable best efforts to (i) cause Ampal to increase the size of its board of directors by two persons and (ii) cause the two persons designated in writing by Noy and listed on Schedule 6.6(a) to be nominated and designated as members of the board of directors of Ampal to fill such vacancies. In addition, Section 6.6 of Stock Purchase Agreement provides that: at the written request of Noy (which request shall be given no later than 20 calendar days prior to the Closing (as defined in the Stock Purchase Agreement)), Rebar shall use its best efforts either (i) to cause the persons designated by Noy to resign as directors of Ampal on the Closing or (ii) cause such persons as may be designated by Noy to resign as directors of Ampal and cause such persons as may be designated in good faith by Noy to be nominated and designated as members of the board of directors of Ampal on or immediately prior to the Closing Date (as defined in the Stock Purchase Agreement) such that, as a result of such resignations and designations the persons designated by Noy to be members of the board of directors of Ampal constitute a majority of the board of directors of Ampal. At the next shareholders' meeting, it is the intent of the Reporting Persons to replace all of the existing directors of the board of Ampal with directors that Noy has nominated and designated.

          (e) Pursuant to Section 6.3 of the Stock Purchase Agreement, Rebar has agreed to use its reasonable best efforts to cause Ampal to not, and Rebar shall not vote for, consent or approve the taking of actions by Ampal, in each case without the prior written consent of Noy to: declare or pay any dividend or make any other distribution to its shareholders whether or not upon or in respect of any shares of its capital stock, except that (i) dividends and distributions may continue to be paid by the subsidiaries of Ampal to Ampal or other subsidiaries of Ampal and (ii) regular dividends may be declared and paid on any shares of preferred stock outstanding on the date hereof in the ordinary course of business consistent with past practices.

          (f) Upon consummation of the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons will review Ampal's business and corporate structure and may cause changes in Ampal's business plan, which may include material changes in Ampal's business or corporate structure.

          A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and the descriptions of the Stock Purchase Agreement in this Item 4 are qualified in their entirety by reference to the full text thereof.

Except as set forth in this Schedule 13D or as contemplated by the Stock Purchase Agreement, or the Option Assignment Agreements, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Item 2 has any other present plans or proposals which would result in or relate to: (a) the acquisition by any person of additional securities of Ampal, or the disposition of securities of Ampal; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ampal or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Ampal or of any of its subsidiaries; (d) any change in the present board of directors or management of Ampal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Ampal; (f) any other material change in Ampal's business or corporate structure; (g) changes in Ampal's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ampal by any person; (h) causing a class of securities of Ampal to be delisted from a national securities exchange


                              Page 6 of 56 Pages
or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Ampal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Any of the Reporting Persons may, however, discuss one or more of the foregoing matters with other stockholders of Ampal or may formulate a plan or proposal relating to one or more of the foregoing matters. In addition, in the context of the performance of the duties associated with membership on the Board of Directors of Ampal, any director nominated or appointed by the Reporting Persons may discuss one or more of the foregoing matters with the other directors of Ampal or the members of the management team of Ampal or may formulate a plan or proposal relating to one or more of the foregoing matters.


Item 5. Interest in Securities of the Issuer.

          (a), (b) Pursuant to the Stock Purchase Agreement, Rebar has agreed to sell and Noy has agreed to purchase from Rebar, 11,115,112 shares of Class A Stock (the "Shares") which represents approximately 58% of the approximately 19,284,175 outstanding shares of Class A Stock, excluding 6,160,664 treasury shares owned by Ampal or one or more of its subsidiaries. The approximation of the aggregate number of outstanding shares of Class A Stock was derived from the Class A Stock shares represented and warranted by Rebar to be outstanding as provided in the Stock Purchase Agreement.

          (b) Pursuant to the Stock Purchase Agreement, Noy will have the power to vote or direct the vote or to dispose or to direct the diposition of 11,115,112 shares of Class A Stock.

          The sale and purchase of the 11,115,112 shares of Class A Stock pursuant to the Stock Purchase Agreement is subject to the satisfaction and waiver of certain conditions, including the filing by Noy with, and the approval from, the Israeli Ministry of Communications and certain other conditions that are customary in transactions similar to those contemplated by the Stock Purchase Agreement.

          Subject to the matters described in this Item 5, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Item 2 beneficially owns any shares of Class A Stock other than the 11,115,112 Class A Stock.

          As discussed in Item 2, Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman by virtue of his option to acquire the remaining voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose of or to direct the disposition of the Class A Stock beneficially owned by Noy.

          (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Item 2 has effected any transactions in the shares of Class A Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.



                              Page 7 of 56 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described in this Schedule 13D, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Item 2, or between such persons and any person with respect to any securities of Ampal, including but not limited to transfer or voting of any of the shares of Class A Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Other than in conjunction with the bank financing referred to in Item 3, no securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


Item 7. Material to Be Filed as Exhibits.

Exhibit                             Description
-------                             -----------

1.                         Stock Purchase Agreement




                              Page 8 of 56 Pages

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 27, 2002

                                            YOSEF A. MAIMAN, an individual


                                            by  /s/ Yosef A. Maiman
                                                -------------------------------
                                                      Yosef A. Maiman



                                            Y.M. NOY INVESTMENTS LTD.

                                            by  /s/ Yosef A. Maiman
                                               --------------------------------
                                               Name:  Yosef A. Maiman
                                               Title: Chairman of the Board of
                                                      Directors







                              Page 9 of 56 Pages

                                 EXHIBIT INDEX



Exhibit No.       Description                                             Page
----------
1.                Stock Purchase Agreement dated February 26, 2002
                  between Noy and Rebar Financial Corp.                    11





                              Page 10 of 56 Pages

                                                                     Exhibit 1
















                           STOCK PURCHASE AGREEMENT








                              Page 11 of 56 Pages

                                                                Execution Copy



                           STOCK PURCHASE AGREEMENT

     This STOCK PURCHASE AGREEMENT (the "Agreement"), dated as of February __, 2002, between Rebar Financial Corp., a British Virgin Islands corporation with a registered office at c/o Icaza, Gonzalez-Ruiz & Aleman (BVI) Ltd., Wickhams Cay, Road Town, Tortola, British Virgin Islands (the "Seller"), and Y.M. Noy Investments Ltd., an Israeli corporation with a principal place of business at 33 Havazelet Hasharon St., Herzliya Pituach 46105, Israel (the "Buyer").

                             W I T N E S S E T H:
                             --------------------

          WHEREAS, the Seller owns 11,115,112 shares (the "Ampal Shares") of Class A Stock, par value $1.00 per share ("Class A Stock"), of Ampal-American Israel Corporation, a New York corporation ("Ampal");

          WHEREAS, the Seller desires to sell to the Buyer and the Buyer desires to purchase from the Seller the Ampal Shares on the terms and conditions set forth herein.

          NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements, and upon the terms and subject to the conditions, hereinafter set forth, the parties do hereby agree as follows:

                                  ARTICLE I.
                          TERMS OF PURCHASE AND SALE

     1.1 Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, the Seller hereby agrees to sell, transfer, convey and deliver to the Buyer, and the Buyer hereby agrees to purchase from the Seller, the Ampal Shares, free and clear of all liens, claims, mortgages, pledges, attachments, encumbrances, security interests, options and restrictions of any kind (collectively, "Liens"), except as set forth in this Agreement and other than Liens arising by reason of restrictions on transfer under the United States securities laws or under antitrust, telecommunications and other applicable laws, rules and regulations (collectively, "Permitted Liens").

     1.2 Purchase Price. The purchase price for the Ampal Shares shall be $7.46013 per share (the "Base Per Share Price"), or an aggregate of $82,920,175.84 (the "Base Purchase Price"), plus, if applicable, the Interest Factor, computed as set forth in paragraph 1.2(c) (such Base Per Share Price, as adjusted by the Interest Factor, if applicable, is referred to as the "Per Share Purchase Price" and the Base Purchase Price, as adjusted by the Interest Factor, is referred to as the "Purchase Price"), payable as follows:

          (a) Buyer shall, concurrently with the execution and delivery of this Agreement, deposit $8,000,000 (the "Down Payment"), in an escrow account (the "Escrow Account") established pursuant to the terms and conditions of the Escrow Agreement, dated as of the date hereof in the form attached hereto as Exhibit A (the "Escrow Agreement") by and among the Buyer, the Seller and Robinson Silverman Pearce Aronsohn & Berman LLP, as escrow agent (the "Escrow Agent"), and held thereafter until disbursed pursuant to the terms of this Agreement and the Escrow Agreement (such amount, plus any interest thereon is referred to as the "Escrow Amount"); and

          (b) At the Closing (as defined in Section 2.1), the Buyer shall deliver to the Escrow Agent for the benefit of the Seller, the balance of the Purchase Price.

                              Page 12 of 56 Pages

          (c) The "Interest Factor" shall be equal to an amount, computed from May 1, 2002 (assuming that the Closing has not occurred by such date), equivalent to interest accrued on the Base Purchase Price or the Base Per Share Price, as the case may be, from May 1, 2002 through and including the Closing Date (the "Rate Period") at a rate per annum equal to LIBOR (as hereinafter defined). As used in this Agreement, "LIBOR" shall mean the rate per annum (rounded upward, if necessary, to the nearest 1/32 of one percent) as determined on the basis of the offered rates for deposits in U.S. dollars, for a period of time comparable to the Rate Period which appears on the Telerate page 3750 as of 11:00 a.m. (London time) on the Closing Date; provided, however, if the rate described above does not appear on the Telerate System on the Closing Date, LIBOR shall be the rate (rounded upwards as described above, if necessary) for deposits in U.S. dollars for a period substantially equal to the Rate Period on the Reuters Page "LIBO" (or such other page as may replace the LIBO Page on that service for the purpose of displaying such rates), as of 11:00 a.m. (London time), on the Closing Date.

     1.3 Stock Options.

          (a) In furtherance of the Buyer's desire to maximize its ownership interest in Ampal, at the Closing (as hereinafter defined), the Buyer shall purchase from each Employee (as hereinafter defined), subject to such Employee delivering an executed Option Assignment Agreement (as hereinafter defined) to Buyer, all such Employee's options to purchase Class A Stock ("Stock Options") heretofore granted to such Employee by Ampal (provided that all such options are exercisable and vested at the Closing) or such portion of such Employee`s Stock Options as the Employee elects to sell pursuant to the terms of the Option Assignment Agreement, for an amount (the "Employee Payment"), in cash, equal to the product of (x) the number of shares of Class A Stock that are issuable to such Employee upon exercise of such employee's Stock Options being transferred (such shares, the "Option Shares"), multiplied by (y) the excess, if any, of (1) the Per Share Purchase Price over (2) the per share exercise price of such Stock Options (the "Option Exercise Price"); provided, however, that the Buyer shall not be obligated to purchase any Stock Option if the Option Exercise Price of such Stock Option is greater than the Base Per Share Price. The number of Stock Options and Option Shares for each Employee, the Option Exercise Price of such Employee's Stock Options, and the Employee Payment payable to such Employee (based on an assumed Closing Date of May 1, 2002) are set forth on Schedule 1.3 attached hereto. Notwithstanding the foregoing, to the extent that an Employee exercises all or any portion of such Stock Options during the period from the date hereof through and including the Closing Date, on the Closing Date, the Buyer shall purchase all shares of Class A Stock then held by such Employee as a result of the exercise of the Stock Option or such lesser number of shares of Class A Stock as the Employee elects to sell pursuant to the terms of the Option Assignment Agreement (such shares, the "Employee Shares"), for an amount, in cash, equal to the Per Share Purchase Price. The parties hereto agree that, in connection with an Employee's exercise of Stock Options on the Closing Date and the concurrent purchase by the Buyer of the Employee Shares, at the Closing, the Buyer and the Seller shall instruct the Escrow Agent to pay (i) to the Employee, the difference between the Option Exercise Price and the Per Share Purchase Price and (ii) to Ampal, the Option Exercise Price. As used in the Agreement, "Employee" shall mean each employee of Ampal listed on Schedule 1.3 attached hereto and who is employed by Ampal or a subsidiary of Ampal on the Closing Date and each other person listed on Schedule 1.3. Notwithstanding the foregoing, the Buyer shall not be obligated to pay any amount to any Employee pursuant to this Section 1.3 unless such Employee shall have executed and delivered to Buyer an Option Assignment Agreement substantially in the form attached hereto as Exhibit B (an "Option Assignment Agreement") prior to the Closing Date and, if applicable, deliver the certificates evidencing the Employee Shares together with stock powers or other instruments of transfer duly endorsed in blank to the Escrow Agent to be held in escrow until disbursed pursuant to the terms of this Agreement and the Escrow Agreement. Each Employee is an intended third party beneficiary of this Section 1.3. Prior to the Closing, the


                              Page 13 of 56 Pages

Buyer shall deposit with the Escrow Agent the aggregate amount required to be paid pursuant to this Section 1.3(a) to be held in escrow until disbursed pursuant to the terms of this Agreement and the Escrow Agreement. The Seller shall cause Ampal to amend the terms of all plans, programs or agreements relating to the Stock Options to the extent necessary to permit the transactions contemplated by this Section 1.3.

          (b) Concurrent with the Closing, the Buyer hereby exercises all Stock Options so purchased pursuant to Section 1.3(a) in their entirety. Following such exercise, the Stock Options shall be cancelled and of no further force and effect. At the Closing, in connection with the exercise of the Stock Options, the Buyer shall deliver (i) to Ampal, a Notice of Exercise, in the form attached hereto as Exhibit C and (ii) to the Escrow Agent, in cash, an amount (the "Option Purchase Price") equal to the Option Exercise Price of each Stock Option so purchased multiplied by the number of Option Shares. Prior to the Closing, the Seller shall cause Ampal to deliver to the Escrow Agent stock certificates evidencing the shares of Class A Stock to be issued to the Buyer upon exercise of the Stock Options at the Closing (the "Option Share Certificates"), each of the Option Purchase Price and the Option Share Certificates shall be held in escrow until disbursed pursuant to the terms of this Agreement and the Escrow Agreement.

     1.4 Deposit of Ampal Shares in Escrow. The Seller shall, concurrently with the execution and delivery of this Agreement, deliver a certificate or certificates evidencing the Ampal Shares, together with stock powers or other instruments of transfer duly endorsed in blank (the "Ampal Share Certificates"), to the Escrow Agent, to be held in by the Escrow Agent in escrow until delivered pursuant to the terms of this Agreement and the Escrow Agreement.

                                  ARTICLE II.
                                    CLOSING

     2.1 The Closing. Unless this Agreement is terminated pursuant to Section
8.1 prior to such time, the consummation of the sale, assignment and transfer to the Buyer of the Ampal Shares in exchange for the payment by the Buyer of the Purchase Price, and the consummation of the other transactions contemplated hereby (the "Closing"), shall take place at a date and time agreed to by the Buyer and the Seller but in no event later than the tenth calendar day after the date on which the last of the conditions set forth in
Article VII is satisfied or waived, unless otherwise agreed to by the Buyer and the Seller (the date so designated, the "Closing Date"). The Closing will be held at the offices of Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104; provided, that, if requested by either of the parties, at the election of the Escrow Agent, the delivery of the Ampal Shares, Option Share Certificates and the Employee Shares, if any, shall take place at a mutually agreed location outside of the State of New York.

                                 ARTICLE III.
                 REPRESENTATIONS AND WARRANTIES OF THE SELLER

     The Seller represents and warrants to the Buyer as follows:

     3.1 Organization of the Seller. The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted.

     3.2 Authority. The Seller has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and the Escrow Agreement (collectively, the "Transaction Documents"). The Transaction Documents have been duly and


                              Page 14 of 56 Pages
validly executed and delivered by the Seller and constitute the valid and binding obligation of the Seller, enforceable against the Seller in accordance with their respective terms. The execution, delivery and performance by the Seller of the Transaction Documents and the consummation by the Seller of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, with or without the giving of notice or the lapse of time, or both, conflict with or violate: (i) any provision of law, rule or regulation to which the Seller or the Ampal Group (as hereinafter defined) or their respective properties or assets are subject, (ii) any order, judgment or decree applicable to the Seller or the Ampal Group or binding upon the assets or properties of the Seller or the Ampal Group, (iii) any provision of the organizational documents or the by-laws or certificate of incorporation of the Seller or any member of the Ampal Group or (iv) except as set forth in
Schedule 3.2, any material note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement to which the Seller or, to the knowledge of the Seller, the Ampal Group is a party or by which any of their respective properties or assets are bound. As used in this Agreement, "Ampal Group" means Ampal and each subsidiary of Ampal which is controlled by Ampal. As used in this Agreement, a subsidiary of Ampal shall be "controlled" by Ampal if Ampal possesses, directly or indirectly, the power to direct or cause the direction of management or policies (whether through ownership of securities or membership or other ownership interests, by contract or otherwise) of such subsidiary, provided that, in any event, Ampal shall not be deemed to control any entity unless it owns, directly or indirectly through other controlled subsidiaries, securities having 50% or more of the voting power for the election of directors or other governing body of such entity.

     3.3 Ownership of Shares. The Seller is the sole record and, except as set forth in filings made by Seller with the United States Securities and Exchange Commission on Schedule 13D and amendments thereto, beneficial owner of the Ampal Shares, and all such shares are owned free and clear of all Liens, other than Permitted Liens. At the Closing, upon the delivery to the Buyer of the certificates representing the Ampal Shares together with stock powers or other instruments of transfer duly endorsed by the Seller and upon receipt of the Purchase Price by the Seller, the Buyer will have good and valid title to the Ampal Shares, free and clear of all Liens (other than Liens created or suffered by the Buyer and other than Permitted Liens). Except as provided in this Agreement, the Ampal Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Ampal Shares. No transfer taxes are due as a result of the purchase and sale of the Ampal Shares other than such taxes as may be required to be paid under Section 270 of the New York Tax Law, which shall be the responsibility of the Seller. The Ampal Shares constitute all of the shares of Class A Stock owned by the Seller or any of its affiliates (other than treasury shares of the Ampal Group).

     3.4 Capital Stock of Ampal. As of the date hereof, the authorized capital stock of Ampal consists of 60,000,000 shares of Class A Stock, par value $1.00 per share, and 1,177,342 shares of Preferred Stock, $5.00 par value per share. As of February 20, 2002, there were (i) 19,284,175 shares of Class A Stock issued and outstanding, excluding 6,160,664 treasury shares owned by Ampal or one of its subsidiaries, (ii) 142,008 shares of Preferred Stock designated as 4% Cumulative Convertible Preferred Stock issued and outstanding, excluding 3,350 treasury shares owned by Ampal or one of its subsidiaries, and (iii) 593,291 shares of Preferred Stock designated as 6-1/2% Cumulative Convertible Preferred Stock issued and outstanding, excluding 122,536 treasury shares owned by Ampal or one of its subsidiaries. The Ampal Shares, are duly authorized and validly issued and outstanding, fully paid and nonassessable. The Ampal Shares were not issued in violation of, and are not subject to, any purchase option, call, right of first refusal, preemptive, subscription or similar rights under any provision of applicable law, the Certificate of Incorporation or By-laws of Ampal, any contract, agreement or instrument to which Ampal or the Seller is subject, bound or a party or otherwise. As of the date hereof, except for


                              Page 15 of 56 Pages
the shares of Class A Stock and Preferred Stock referred to in this Section 3.4, there are no shares of capital stock or other equity securities of Ampal outstanding. As of February 20, 2002, there were (i) outstanding options to purchase 2,821,500 shares of Class A Stock granted pursuant to Ampal's stock option or similar plans approved by its board of directors; and (ii) 2,489,913 shares of Class A Stock issuable upon conversion of the Preferred Stock (excluding 384,358 shares of Class A Stock issuable upon conversion of the shares of Preferred Stock that are owned by Ampal or one of its subsidiaries. Except as set forth in this Section 3.4, there are no other outstanding warrants, options, rights, "phantom" stock rights, agreements, convertible or exchangeable securities or other commitments for the purchase or acquisition from Ampal of any shares of its capital stock. Except as set forth on Schedule
3.4 attached hereto, there are no outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Ampal may vote.

     3.5 No Consents. To the best knowledge of the Seller, and based on the representations of Buyer set forth in Section 4.4, no consent, approval, authorization or notification of, or declaration, filing or registration with, any governmental entity or third party is required on behalf of or on the part of the Seller or Ampal in connection with the execution, delivery or performance of the Transaction Documents by the Seller or the consummation by the Seller of the transactions contemplated hereby, except for (i) filings by MIRS Communications, Ltd. ("MIRS") and the Buyer with the Israeli Ministry of Communications (the "MOC"); (ii) filings by Ampal and the Buyer with the Hamemune Al Hahegblem Haeskiyim (the "Israeli Antitrust Authority"); (iii) such amendments to the Seller's Schedule 13D as may be required to be filed and a Form 8-K and such other reports as may be required to be filed by Ampal under the Securities Exchange Act of 1934, as amended, and (iv) those consents, approvals, authorizations, notifications or filings with third parties (other than the MOC and the Israeli Antitrust Authority) as set forth on Schedule 3.5 attached hereto (the "Seller Required Approvals").

     3.6 Litigation. There are no actions, suits, proceedings or investigations pending (before any arbitrator or arbitration panel or any court or other governmental department, commission, board, agency or instrumentality, domestic or foreign) or, to the knowledge of the Seller, threatened against the Seller which would prevent or delay the transactions contemplated by this Agreement.

     3.7 No Fees. Seller has not engaged any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person to whom any fees will be payable with respect to the transactions contemplated by this Agreement.

     3.8 Information. The Seller has used its best efforts to cause Ampal to provide to the Buyer all documents and information regarding the Ampal Group
(i) requested by the Buyer in writing from the Seller or from Ampal through the person designated for such purpose by the Seller, or (ii) that are reasonably material in connection with a decision to purchase the Ampal Shares. Neither the Seller nor, to the best knowledge of the Seller, after due inquiry, Ampal has withheld from the Buyer any information or documents regarding the Ampal Group that are reasonably material in connection with a decision to purchase the Ampal Shares. To the best knowledge of the Seller, after due inquiry, there is no fact, circumstance or condition which has had or could reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of Ampal and the Ampal Group taken as a whole which has not been disclosed to the Buyer or its representatives.


                              Page 16 of 56 Pages

                                  ARTICLE IV.
                  REPRESENTATIONS AND WARRANTIES OF THE BUYER

     The Buyer hereby represents and warrants to the Seller as follows:

     4.1 Organization; Good Standing. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Israel, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted.

     4.2 Authority of the Buyer. The Buyer has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents. The Transaction Documents have been duly and validly executed and delivered by the Buyer and constitute the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with their respective terms. The execution, delivery and performance by the Buyer of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby will not, with or without the giving of notice, lapse of time, or both, conflict with or violate: (i) any provision of law, rule or regulation to which the Buyer is subject, (ii) any order, judgment or decree applicable to the Buyer or binding upon the assets or properties of the Buyer, or (iii) any provision of the organizational documents or the by-laws or certificate of incorporation of the Buyer.

     4.3 No Consents. To the best knowledge of the Buyer, no consent, approval, authorization or notification of, or declaration, filing or registration with, any governmental entity or third party is required on behalf of or on the part of the Buyer or in connection with the execution, delivery or performance of the Transaction Documents by the Buyer or the consummation by the Buyer of the transactions contemplated hereby, except (i) the filings by Ampal and the Buyer required by the Israeli Antitrust Authority; (ii) filing with and approval from the Israeli Ministry of Communications (the "MOC Approval"); (iii) any filings required to be made with the United States Securities and Exchange Commission or the National Association of Securities Dealers and (iv) those consents, approvals, authorizations, notifications or filings with third parties (other than the approvals set forth in clauses (i), (ii) and (iii)) as set forth on Schedule
4.3 attached hereto (the "Buyer Required Approvals").

     4.4 No HSR Filing. No consent, approval, authorization or notification of, or declaration, filing or registration pursuant to the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976 (the "HSR Act") is required on behalf of or on the part of the Buyer in connection the consummation by the Buyer of the transactions contemplated hereby.

     4.5 Purchase Entirely for Own Account. This Agreement is made with the Buyer in reliance upon the Buyer's representation to the Seller, which by the Buyer's execution of this Agreement the Buyer hereby confirms, that the Ampal Shares to be acquired by the Buyer will be acquired for investment for the Buyer's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof and that the Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Buyer further represents that the Buyer does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation's to such person or to any third person, with respect to any of the Ampal Shares.

     4.6 Investment Experience. The Buyer, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Ampal Shares, and has so evaluated the merits and risks of such investment. The Buyer is able to


                              Page 17 of 56 Pages
bear the economic risk of its investment in the Ampal Shares and, at the present time, is able to afford a complete loss of such investment.

     4.7 Restricted Stock. The Buyer understands that the Ampal Shares are characterized as "restricted securities" under the United States securities laws inasmuch as they are being acquired from a control person of Ampal in a transaction not involving a public offering, and that under such laws and applicable regulations the Ampal Shares may be resold without registration under the Securities Act of 1933, as amended (the "Securities Act") only in certain limited circumstances. The Buyer acknowledges that the Ampal Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Buyer further acknowledges that the Ampal Shares shall contain a restrictive legend substantially as follows:

          "THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE
          RESTRICTED SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND RULES THEREUNDER, AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM."

     4.8 Accredited Investor. Buyer is an "accredited investor" as defined in Rule 501(a) under the Securities Act.

     4.9 Access to Information. The Buyer acknowledges that it has been provided with all information concerning the Seller and Ampal and its subsidiaries and business that it has requested and determined to be relevant to its purchase of the Ampal Shares, has reviewed all such information that it deemed necessary or relevant in connection with such purchase of the Ampal Shares and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Seller and Ampal concerning the terms and conditions of the sale of the Ampal Shares, the merits and risks of acquiring the Ampal Shares and the business, assets, liabilities, prospects, operations and investments of Ampal and its subsidiaries, and (ii) the opportunity to obtain such additional information which the Seller or Ampal possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the transactions contemplated hereby. Buyer confirms that it is purchasing the Ampal Shares "as is" with the benefit only of those representations and warranties specifically set forth in Article III of this Agreement and no other representations or warranties from the Seller or any of its affiliates. Buyer has conducted such due diligence examination of Ampal and its assets, business, liabilities, operations, investments and prospects as it has determined to be appropriate.

     4.10 Litigation. There are no actions, suits, proceedings or investigations pending (before any arbitrator or arbitration panel or any court or other governmental department, commission, board, agency or instrumentality, domestic or foreign) or, to the knowledge of the Buyer, threatened against the Buyer which would prevent or delay the transactions contemplated by this Agreement.

     4.11 No Fees. Buyer has not engaged any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person to whom any fees will be payable with respect to the transactions contemplated by this Agreement.

                                  ARTICLE V.
                             DELIVERIES AT CLOSING


                              Page 18 of 56 Pages

     5.1 Deliveries at the Closing.

          (a) At the Closing, the Seller and Buyer shall instruct the Escrow Agent to deliver the following items to the following persons:

               (i) to the Buyer, the Ampal Share Certificates, the Option Shares and the Employee Shares, free and clear of all Liens (other than Liens created or suffered by the Buyer and other than Permitted Liens);

               (ii) to the Seller, the Escrow Amount and the Purchase Price less the Down Payment, each by wire transfer of immediately available funds to an account or accounts designated by the Seller in accordance with the terms of the Escrow Agreement;

               (iii) to Ampal, the Option Exercise Price for each Stock Option that is exercised by an Employee in accordance with the terms of the Option Assignment Agreement and the Option Purchase Price, by wire transfer of immediately available funds to an account or accounts designated by Ampal to the Seller;

               (iv) to the Employees or as otherwise set forth in the Option Assignment Agreements, each Employee's Employee Payment in accordance with terms of Section 1.3 and the Option Assignment Agreements and, to the extent that an Employee exercises the Stock Options and the Buyer purchases the Employee Shares, an amount equal to the difference between the Option Exercise Price and the Per Share Purchase Price.

          (b) At the Closing, the Buyer shall deliver to the Seller a (i) legal opinion of counsel to the Buyer with respect to due authorization and execution and the enforceability of this Agreement and the Escrow Agreement;
(ii) the certificate contemplated by Section 7.2; and (iii) a certificate of incorporation, by-laws or other applicable organization document of the Buyer and resolutions of the Buyer's board of directors approving this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby on behalf of the Buyer, each certified on behalf of the Buyer by its secretary.

          (c) At the Closing, the Seller shall deliver to the Buyer a (i) legal opinion of counsel to the Seller with respect to due authorization and execution and the enforceability of this Agreement and the Escrow Agreement;
(ii) the certificate contemplated by Section 7.3; and (iii) a certificate of incorporation, by-laws or other applicable organization document of the Seller and resolutions of the Seller's board of directors approving this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby on behalf of the Seller, each certified on behalf of the Seller by its secretary; and (iv) a certificate complying with the provisions of Section 1445(b)(3) of the Internal Revenue Code of 1986, as amended (the "Code") or such other certificates or other evidence as may be reasonably satisfactory to the Buyer that no withholding is required under Section 1445 of the Code.

          (d) The Buyer shall deliver to Ampal such other certificates and representations as may be required by Ampal in connection with the registration of the transfer of the Ampal Shares.

                                  ARTICLE VI.
                                   COVENANTS

     6.1 Cooperation; Due Diligence.


                              Page 19 of 56 Pages

          (a) From and after the date hereof until the earlier of the Closing Date or the date of termination of this Agreement, the Seller shall use its best efforts to cause the Ampal Group to permit the Buyer to have access, during normal business hours and upon reasonable notice to the Seller and the Ampal Group, to the senior management and outside counsel and accountants of the Ampal Group, and to the accounting books and records of the Ampal Group, to conduct legal and accounting due diligence with regard to Ampal and its subsidiaries or for any other purpose reasonably requested by the Buyer.

          (b) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Transaction Documents and to cooperate with each other in connection with the foregoing and to fulfill all conditions to this Agreement.

          (c) Between the date of this Agreement and the Closing, the Seller shall, and shall use its reasonable best efforts to cause Ampal to, consult in good faith on a regular and frequent basis with the representatives of the Buyer regarding material operational developments and the ongoing operations and activities of the Ampal Group. Buyer and Seller shall establish procedures reasonably designed to facilitate such consultation and to enable Seller and Ampal personnel to seek Buyer's advice and guidance and, where appropriate and feasible, consent with respect to the operations, business and activities of the Ampal Group. The Buyer shall not have any liability or responsibility for any actions of the Seller, the Ampal Group or any of their respective officers or directors with respect to matters that are the subject of such consultations.

     6.2 Governmental Approvals.

          (a) The Seller and the Buyer shall use their respective best efforts to make, and Seller shall use its best efforts to cause Ampal to cause MIRS to make, all necessary filings, and thereafter make any other required submissions, with respect to the transactions contemplated by this Agreement required (i) under all applicable regulations of and laws relating to the MOC, and (ii) under any other applicable law, rule or regulation, in order to obtain all necessary governmental consents and approvals or as otherwise may be required in order to consummate the transactions contemplated by this Agreement (provided that nothing in this Agreement shall require Ampal or MIRS to take or cause to be taken, or shall require Seller to cause Ampal to take or cause to be taken, any action, or to do or cause to be done any things, which the Board of Directors of Ampal, in the exercise of its fiduciary duties, determines, in good faith after consultation with its legal advisors, should not be taken or done). The Seller and the Buyer shall cooperate with each other (and Seller shall use its best efforts to cause Ampal to cooperate) in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, consult with the non-filing party regarding additions, deletions or changes suggested by the non-filing party in connection therewith. The Seller and the Buyer shall use their respective reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under the laws, rules, guidelines or regulations of any governmental entity.

          (b) The parties confirm that the MOC Approval is required by reason of the indirect ownership by Ampal of an interest in MIRS, which interest is owned through Ampal Communications Limited Partnership, of which Ampal is a part owner, and the change in control of such indirect ownership caused by the transactions contemplated by this Agreement. The Buyer shall, and the Seller shall cause Ampal to cause MIRS, as soon as practicable, to file such notifications and forms as are required to be filed by MIRS under the laws of the State of Israel and the rules and regulations of the MOC in order to obtain the MOC Approval, and the Buyer


                              Page 20 of 56 Pages
shall deliver to the MOC all information requested by the MOC in furtherance of obtaining MOC Approval, and shall use their reasonable best efforts to respond as promptly as practicable to all inquiries received from the MOC or other applicable Israeli authorities for additional information or documentation; provided, that the failure by Buyer to provide such information to the MOC regarding business activities of affiliates of the Buyer, or entities which are controlled by one or more of the Buyer's shareholders, conducted wholly outside the State of Israel shall by itself not constitute a breach of this Section 6.2(b). The Buyer shall use its reasonable best efforts to promptly comply with all orders, requests, pronouncements or similar issuances from the MOC in order for the Buyer to consummate the purchase of the Ampal Shares and the making of the Employee Payments on the terms set forth in this Agreement, including, without limitation, compliance with and acceptance of such reasonable conditions and limitations as determined by the Buyer in the Buyer's sole discretion, as may be imposed by MOC in connection with or as a part of the MOC Approval.

          (c) The Buyer shall use its reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to obtain any consent, waiver, approval or authorization identified in Section 4.3(i) that is required for the consummation of the transactions contemplated by this Agreement.

          (d) The Buyer covenants and agrees that it shall use its reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to obtain all Buyer Required Approvals.

          (e) The Seller covenants and agrees that it shall use its reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to obtain all Seller Required Approvals.

     6.3 Notification of Changes and Default; Amendment to Stock Option Plans.

          (a) Each of the parties covenants and agrees that from the date of execution of this Agreement through the Closing Date, each party will promptly give notice to the other party of any of the following when known to that party: (i) the occurrence of any event or circumstance or the discovery of any inaccuracy, omission or mistake which would cause the representations and warranties made by the respective party pursuant to this Agreement, to be untrue or inaccurate in any material respect, whether as of the date of execution of this Agreement or at any time subsequent thereto and prior to the Closing Date, (ii) the occurrence of any events or circumstances that would result in a violation or breach of any of the terms and provisions of this Agreement or (iii) the occurrence of any event, condition or existence of any fact, in each case known to the Seller or the Buyer, as the case may be, that would cause any of the conditions of the other party's obligations to consummate the purchase and sale of the Ampal Shares not to be fulfilled.

          (b) The parties acknowledge and agree that prior to the Closing Date, the Seller may cause Ampal to amend its stock option or similar plans and the terms of grants pursuant to such plans (i) to provide that all options granted to directors of the Company shall not terminate upon such director ceasing to be a director of the Company, but shall continue in full force and effect in accordance with their terms until the scheduled expiration date thereof, and (ii) to permit the transactions contemplated in Section 1.3.

          (c) Seller agrees not to cause any material change in Ampal's business, assets or liabilities without Buyer's prior approval, which shall not be unreasonably withheld. The foregoing shall not restrict Ampal from acquiring and disposing of portfolio investments, or taking other actions or withholding from taking actions, in the ordinary course of its business provided


                              Page 21 of 56 Pages
that the same are promptly reported to Buyer. Without limiting the generality of the foregoing, the Seller agrees that (x) it shall use its reasonable best efforts to cause Ampal to not do any of the following and (y) it shall not vote for, consent or approve the taking any of the following actions by Ampal, in each case without the prior written consent of the Buyer:

               (i) amend its certificate of incorporation or bylaws, from those in effect as of the date hereof, except as contemplated in this Agreement;

               (ii) declare or pay any dividend or make any other distribution to its shareholders whether or not upon or in respect of any shares of its capital stock, except that (x) dividends and distributions may continue to be paid by the subsidiaries of Ampal to Ampal or other subsidiaries of Ampal and
(y) regular dividends may be declared and paid on any shares of preferred stock outstanding on the date hereof in the ordinary course of business consistent with past practices;

               (iii) redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock, other than the issuance of shares of capital stock upon exercise of options granted pursuant to any stock option or similar plan approved by the board of directors of Ampal and other than shares issued upon conversion of any shares of preferred stock or convertible debentures of Ampal outstanding as of the date hereof;

               (iv) adopt, amend or make any grants or awards under any bonus, stock option, stock purchase, deferred compensation, pension, severance, change in control, termination or other employee benefit plans, agreements, arrangements or enter into, adopt, extend beyond the Closing Date, renew or amend any collective bargaining agreement or other contract with any labor organization, union or association, except in each case as required by applicable law or as provided in this Section 6.3;

               (v) grant to any executive officer or employee any increase in compensation or benefits or make or pay any bonus or other incentive or overtime payments to any executive officer or employee except, in each case, in the ordinary course of business consistent with past practices or as may be required under existing agreements and except for any increases for which the Seller shall be solely obligated; provided, however, that the Buyer acknowledges and understands that the management of Ampal is currently in the process of conducting its year-end review of the performance of its executive officers and employees and may grant to such executive officers and employees increases in compensation or benefits consistent with past practices as a result of the review;

               (vi) pay, loan or advance any amount to or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, the Seller or any of its affiliates, except for (A) transactions among Ampal and its subsidiaries, (B) dividends and distributions permitted under Section 6.3(c)(ii), (C) inter-company transactions in the ordinary course of business and (D) payment of salaries and other compensation in the ordinary course of business consistent with past practices;

               (vii) make any changes in any method of accounting or accounting practice or policy other than those required by United States or, in the case of any Israeli subsidiary, Israeli, generally accepted accounting principles;

               (viii) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business and consistent with past practice; provided, however, that in no event


                              Page 22 of 56 Pages
shall any member of the Ampal Group incur, assume or guarantee any long-term indebtedness for borrowed money in excess of amounts outstanding on the date hereof;

               (ix) permit, allow or suffer any of its assets to become subjected to any mortgage, lien, security interest, encumbrance, easement, covenant, right-of-way or other similar restriction of any nature whatsoever, except for any such liens existing on the date hereof and other liens incurred in the ordinary course of business and consistent with past practices;

               (x) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

               (xi) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material, individually or in the aggregate, to Ampal and its subsidiaries, taken as whole, except for any such transaction in which the investment by Ampal does not exceed U.S. $1,000,000.00;

               (xii) make or incur any capital expenditure that is not currently approved in writing or budgeted, except for any such capital expenditure made in the ordinary course of business that is not in excess of, U.S. $100,000;

               (xiii) except as expressly permitted by this Agreement, sell, lease, license or otherwise dispose of any of its assets that are material, individually or in the aggregate, to Ampal and its subsidiaries, taken as whole;

               (xiv) enter into any lease of real property, except any renewals of existing leases in the ordinary course of business and consistent with past practice;

               (xv) modify, amend, terminate or permit the lapse of any lease of, or reciprocal easement agreement, operating agreement or other material agreement relating to, real property, except modifications or amendments associated with renewals of existing leases in the ordinary course of business and consistent with past practice; or

               (xvi) authorize, or commit or agree, whether in writing or otherwise, to take or to do, any of the foregoing actions.

     6.4 Publicity. The Seller and the Buyer agree that, from the date hereof through the Closing Date, or earlier if this Agreement is terminated pursuant to Section 8.1, no public release or announcement concerning the transactions contemplated by this Agreement shall be issued by either party without the prior consent of the other party, which consent shall not be unreasonably withheld, except as such release or announcement may be required by law, including the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, or the rules and regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each party may make internal announcements to its employees that are consistent with the parties' prior public disclosures regarding the transactions contemplated hereby after reasonable prior notice to and consultation with the other party.

     6.5 Fees and Expenses. The Buyer and the Seller shall bear their respective expenses incurred in connection with the transactions contemplated hereby, including, without limitation,


                              Page 23 of 56 Pages
the preparation, execution and performance of this Agreement and the transactions contemplated hereby, and all fees and expenses of agents, representatives, counsel and accountants.

     6.6 Board of Directors.

          (a) Within ten (10) business days following the execution of this Agreement, the Seller shall use its reasonable best efforts to (i) cause Ampal to increase the size of its board of directors by two persons and (ii) cause the two persons designated in writing by the Buyer and listed on Schedule 6.6(a) to be nominated and designated as members of the board of directors of Ampal to fill such vacancies.

          (b) At the written request of the Buyer (which request shall be given no later than 20 calendar days prior the Closing), the Seller shall use its best efforts either (i) to cause the persons designated by the Buyer to resign as directors of Ampal on the Closing, it being understood that, notwithstanding such resignations, the persons designated by the Buyer to be members of the board of directors of Ampal pursuant to Section 6.6(a) will not constitute a majority of the board of directors of Ampal, or (ii) cause such persons as may be designated by the Buyer to resign as directors of Ampal and cause such persons as may be designated by the Buyer in good faith to be nominated and designated as members of the board of directors of Ampal on or immediately prior to the Closing Date, such that, as a result of such resignations and designations in accordance with this Section 6.6(b)(ii), the persons designated by the Buyer to be members of the board of directors of Ampal constitute a majority of the board of directors of Ampal.

          (c) In the event that the Buyer requests the Seller take the action set forth in Section 6.6(b)(ii), as promptly as practicable following the giving of such notice, the Buyer shall prepare and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (such information statement, together with any amendments or supplements thereto, the "Information Statement"). The Buyer will cause the Information Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Buyer agrees that the information set forth in the Information Statement will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Seller shall use its reasonable best efforts to cause Ampal to provide to the Buyer a list containing the names and mailing addresses of its stockholders as provided to Ampal by its transfer agent. The Buyer shall use its best efforts to timely distribute the Information Statement to the stockholders of Ampal no later than 10 days prior the Closing Date.

     6.7 Directors' and Officers' Indemnification and Insurance.

          (a) The Buyer covenants and agrees that so long as it or any of its affiliates, directly or indirectly, controls Ampal, the provisions with respect to indemnification that are set forth in the certificate of incorporation and bylaws of Ampal as of the Closing Date shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Closing Date were directors, officers, employees or agents of Ampal.

          (b) From and after the Closing Date, the Buyer shall, and shall cause Ampal to, fulfill and honor in all respects the obligations of Ampal pursuant to any indemnification agreements between it and each present and former director and officer of Ampal (the


                              Page 24 of 56 Pages

"Indemnified Parties") and any indemnification provisions under Ampal's certificate of incorporation or bylaws as in effect on the Closing Date.

          (c) Ampal has purchased for the Ampal Group a directors' and officers' liability insurance policy (the "Existing Policy"), providing liability insurance to directors and officers for matters arising from January 29, 2002 through January 28, 2003, and claims made from January 29, 2002 through January 28, 2003. In addition, Ampal has purchased for the Ampal Group a three year "discovery period" directors' and officers' liability insurance policy (the "Extended Policy") permitting claims to be made under such policy at any time during the period ending January 28, 2005 with regard to matters arising prior to January 28, 2002. Buyer shall maintain and extend, or cause Ampal to maintain and extend, the Extended Policy on substantially the same terms and conditions without any break in coverage periods for not less than an additional three years so that claims may be made thereunder at any time prior to January 28, 2008. In addition, following the Closing Date, the Buyer shall maintain, or shall cause Ampal to maintain, in effect insurance reasonably comparable to the Extended Policy permitting claims to be made under such policy at any time for a period of six years following the date (the "Coverage Date") which is the later of the Closing Date or the date on which Ampal's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 is filed with the Securities and Exchange Commission, with respect to matters occurring from and after January 28, 2002 through and including the Coverage Date.

          (d) If Ampal or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, or if Seller sells or otherwise disposes of all or substantially all of its equity interest in Ampal or otherwise disposes of control of Ampal, then and in each such case proper provision shall be made so that the successors and assigns of Ampal or Buyer or both, as the case may be, assume the obligations set forth in this Section 6.7 for the benefit of the Indemnified Parties.

          (e) The provisions of this Section 6.7 are intended to be for the benefit of, and enforceable by, each Indemnified Party and his or her heirs and representatives, and nothing herein shall affect any indemnification rights that any Indemnified Party and his or her heirs and representatives may have under the certificate of incorporation or bylaws of Ampal or any contract or applicable law and shall be enforceable by the Indemnified Parties.

     6.8 Correspondence. The Seller agrees to use its best efforts to cause Ampal to promptly deliver to the Buyer copies of all material correspondence dated after the date hereof between Ampal or any member of the Ampal Group, on the one hand, and any government agency or authority having jurisdiction over Ampal or such member of the Ampal Group, on the other.

                                 ARTICLE VII.
                             CONDITIONS TO CLOSING

     7.1 Conditions to Each Party's Obligations. The respective obligations of each party to consummate the purchase and sale of the Ampal Shares as contemplated by this Agreement and to consummate the other transactions contemplated hereby is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) No Injunctions or Restraints.

               (i) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered,


                              Page 25 of 56 Pages
promulgated, enforced or issued by any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each, a "Governmental Entity") , or other legal restraint or prohibition preventing the purchase and sale of the Ampal Shares, the Option Shares and the Employee Shares shall be in effect.

               (ii) There shall not be pending or threatened by any Governmental Entity any suit, action or proceeding (or by any other person any suit, action or proceeding which has a reasonable likelihood of success) (A) challenging or seeking to restrain or prohibit the purchase or sale of the Ampal Shares, the Option Shares and the Employee Shares or any of the other transactions contemplated by this Agreement, (B) seeking to prohibit or materially limit the ownership or operation by the Buyer or the Ampal Group of any material portion of the business or assets of Buyer or the Ampal Group, taken as a whole, or to compel Buyer or the Ampal Group to dispose of or hold separate any material portion of the business or assets of the Buyer or the Ampal Group, taken as a whole, in each case as a result of the purchase and sale of the Ampal Shares, the Option Shares and the Employee Shares or any of the other transactions contemplated by this Agreement, (C) seeking to impose limitations on the ability of Buyer to acquire or hold, or exercise full rights of ownership of, the Ampal Shares, the Option Shares and the Employee Shares including the right to vote the Ampal Shares, the Option Shares and the Employee Shares on all matters properly presented to the stockholders of Ampal or (D) seeking to prohibit the Buyer or any of its subsidiaries from effectively controlling the business or operations of the Ampal Group; provided, however, that this condition shall be deemed to be waived by the Buyer as to any suit, action or proceeding (except for any suit, action or proceeding by any Governmental Entity) if the Seller provides to the Buyer indemnification in form and substance reasonably satisfactory to the Buyer and its counsel with respect to any such suit, action or proceeding.

          (b) Government Approvals. The MOC Approval and all other consents and approvals identified in Schedule 7.1(b) attached hereto shall have been obtained.

          (c) No Termination. Neither has party shall have terminated this Agreement pursuant to Article VIII.

     7.2 Conditions to Seller's Obligations. The obligations of the Seller to consummate the purchase and sale of the Ampal Shares and the other transactions contemplated hereby is subject to the satisfaction or waiver by Seller of the following further conditions: (a) The Buyer shall have performed or complied with, in all material respects, its agreements and covenants contained in this Agreement required to be performed or complied with, at or prior to the Closing Date, (b) the representations and warranties of the Buyer contained in this Agreement shall be true and correct in all material respects, in each case when made and on and as of the Closing Date with the same force and effect as if made on and as of such date, and (c) all Seller Required Approvals shall have been obtained. The Seller shall have received a certificate signed on behalf of the Buyer by its chief executive officer and/or chief financial officer to such effect. The Seller shall also have received the documents and certificates contemplated by Section 5.1(b).

     7.3 Conditions to Buyer's Obligations. The obligations of the Buyer to consummate the purchase and sale of the Ampal Shares and the other transactions contemplated hereby is subject to the satisfaction or waiver by Seller of the following further conditions: (a) Seller shall have performed or complied with, in all material respects, its agreements and covenants contained in this Agreement required to be performed or complied with, at or prior to the Closing Date, (b) the representations and warranties of the Seller contained in this Agreement shall be true in all material respects, in each case when made and on and as of the Closing Date with the same force and effect as if made on and as of such date, (c) all Buyer Required Approvals shall have been


                              Page 26 of 56 Pages
obtained, (d) Buyer shall have received a certificate signed on behalf of the Seller by its chief executive officer and another officer to such effect, (e) if Buyer shall have made the election provided under Section 6.6(b)(i), the members of the Board of Directors of Ampal designated by the Buyer for such purpose shall have resigned, or if Buyer shall have made the election provided under Section 6.6(b)(ii), the persons designated by the Buyer for such purpose shall have been elected to the Board of Directors of Ampal and such members of the Board of Directors of Ampal designated by the Buyer for such purpose shall have resigned, in each case effective as of the Closing, and (f) the Buyer shall own, upon the Closing, pursuant to the purchase of the Ampal Shares, Option Shares and Employee Shares, in the aggregate, at least a majority of the outstanding shares of Class A Stock computed on a fully diluted basis (calculated as if all shares of Class A Stock issuable, directly or indirectly, upon the exercise, conversion or exchange of any options, warrants, rights, convertible, exchangeable or other securities had been issued and were outstanding upon the Closing, whether or not then exercisable, convertible or exchangeable, but excluding any Employee or director stock option to the extent that the per share exercise price of such Employee or director stock option is greater than the Base Per Share Price and excluding any shares of Class A Stock or Preferred Stock owned by Ampal or any of its subsidiaries. The Buyer shall also have received the documents and certificates contemplated by Section 5.1(c).

     7.4 Frustration of Closing Conditions. Neither the Seller nor the Buyer may rely on the failure of any condition set forth in Section 7.2 or 7.3, respectively, to be satisfied if such failure was caused by such party's failure to act in good faith or perform its obligations under this Agreement.

                                 ARTICLE VIII.
                                  TERMINATION

     8.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

          (a) by mutual written consent of each of the Seller and Buyer;

          (b) by the Buyer if the Closing shall not have occurred by 5:30 p.m. (New York time) on May 1, 2002 (such time on such date, the "Termination Time"); either because (i) the purchase and sale of Ampal Shares as contemplated by this Agreement shall not have been approved by the MOC or (ii) the Buyer shall not have received the approval of the Israeli Antitrust Authority; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Buyer if the failure to obtain the approval of the MOC or the Israeli Antitrust Authority, as the case may be, by such time is directly and principally as a result of the failure by Buyer to perform any of its obligations under this Agreement; provided, further that a notice of termination pursuant to this Section 8.1(b) may not be given later than May 5, 2002; and provided, further, that each of the Seller and the Buyer shall have the right, by written notice to the other no later than the Termination Time to extend the Termination Time for purposes of this Section 8.1(b) to 5:30 p.m. (New York time) on June 1, 2002 (and in such event a notice of termination pursuant to this Section 8.1(b) may not be given later than June 5, 2002) to the extent that such party reasonably believes that the approval of the MOC or the approval of the Israeli Antitrust Authority will be obtained prior to such time;

          (c) by the Seller, at any time after the Termination Time (as such Termination Time may be extended pursuant to Section 8.1(b)) if the transactions contemplated by this Agreement shall not have been consummated by the such time; except that the Seller shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if the failure of such transactions to be consummated by the Termination Time is directly and principally a result of Seller's material failure to perform its obligations under this Agreement;


                              Page 27 of 56 Pages

          (d) by the Buyer, if the Seller shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement (which breach is not cured within 10 business days after receipt by the Seller of a written notice of such breach from the Buyer specifying the breach and requesting that it be cured);

          (e) by the Seller, if the Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement (which breach is not cured within 10 business days after receipt by the Buyer of a written notice of such breach from the Seller specifying the breach and requesting that it be cured); or

          (f) by the Seller, on the one hand, or the Buyer, on the other hand, if any court of competent jurisdiction in the United States or Israel or other United States or Israeli governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the sale of the Ampal Shares pursuant to this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

     8.2 Effect of Termination.

          (a) The termination of this Agreement shall become effective upon the giving of notice of termination to the other party.

          (b) In the event that this Agreement is terminated (i) by the parties pursuant to Section 8.1(a), (ii) by the Buyer pursuant to Section 8.1(b) or Section 8.1(f), (iii) by the Seller pursuant to Section 8.1(c) or
Section 8.1(f), or (iv) by the Buyer pursuant to Section 8.1(d), then, in each case, the Escrow Amount and the Option Purchase Price shall be returned to the Buyer, the Ampal Share Certificates shall be returned to the Seller and the Option Share Certificates shall be returned to Ampal.

          (c) In the event that this Agreement is terminated by the Seller pursuant to Section 8.1(e), then the Ampal Share Certificates shall be released from the Escrow Account to the Seller, the Option Purchase Price shall be returned to the Buyer, the Option Share Certificates shall be returned to Ampal and the Escrow Amount shall be paid to the Seller as full liquidated damages which Buyer and Seller recognize are necessitated by the inability of the parties to determine the amount of damages to the Seller in the event that the Closing does not occur.

          (d) If this Agreement is terminated and the transactions contemplated hereby are abandoned pursuant to and in accordance with Section 8.1, all further obligations of the parties under or pursuant to this Agreement shall terminate without further liability of any party to the other, except that the provisions of (i) Section 6.4 regarding publicity, (ii)
Section 6.5 regarding fees and expenses, (iii) Section 9.11 regarding remedies and (iv) this Section 8.2(d), which shall continue in full force and effect; provided however, that if this Agreement is terminated by the Buyer pursuant to Section 8.1(d), then nothing herein shall be deemed to release the Seller from any liability for any breach by the Seller or failure by the Seller to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement.


                              Page 28 of 56 Pages

                                  ARTICLE IX.
                                 MISCELLANEOUS

     9.1 Further Assurances. Each of the parties hereto shall hereafter execute and deliver such instruments and do such further acts and things as may be reasonably required or useful to carry out the intent and purpose of this Agreement and are not inconsistent with the terms hereof.

     9.2 Entire Agreement. The Transaction Documents, together with the Schedules attached thereto, the Letter Agreement, dated as of November 28, 2001, by and among the Seller, Ampal and Yosef A. Maiman ("Letter Agreement No. 1") , and the Letter Agreement by and among the Seller, Ampal and Merhav (M.N.F) Ltd. ("Letter Agreement No. 2") contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. Each of Letter Agreement No. 1 and Letter Agreement No. 2 shall continue in full force and effect in accordance with its respective terms notwithstanding any terms of this Agreement.

     9.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.3):

               If to Seller:

               Rebar Financial Corp.
               c/o Icaza Gonzalez-Ruiz & Aleman (BVI) Ltd.
               Wickhams Cay, Road Town,
               Tortola, British Virgin Islands

               with, prior to the Closing Date, a required copy which shall constitute notice to:

               Ampal-American Israel Corporation
               111 Arlozorov Street
               Tel Aviv, 62098
               Israel
               Attn:  Raz Steinmetz
               Telecopier No.: 972-608-0110

               with a required copy at all times (which shall not constitute notice) to:

               Robinson Silverman Pearce Aronsohn & Berman LLP
               1290 Avenue of the Americas
               New York, NY  10104
               Attn: Kenneth L. Henderson, Esq.
               Telecopier No.: 1-212-541-1357 and 1-212-541-4630


                              Page 29 of 56 Pages

               If to the Buyer:

               Y.M. Noy Investments Ltd.
               33 Havazelet Hasharon Street
               Herzliya Pituach 46105
               Israel

               with a copy (which shall not constitute
               notice) to:

               Cravath, Swaine & Moore
               825 Eighth Avenue
               New York, NY 10019
               Attn: David Mercado, Esq.
               Telecopier No.: 1-212-474-3700

     9.4 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by each of the parties hereto, or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

     9.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

     9.6 Business Day. For purposes of this Agreement, "business day" shall refer to any day other than Saturday or Sunday or any day on which banking institutions are required or permitted to be closed in New York City or in Tel Aviv, Israel.

     9.7 Non-Assignability; Binding Effect. Neither this Agreement, nor any of the rights or obligations of the parties shall be assignable by either party hereto without the prior written consent of the other party; provided that the Buyer may assign its right to purchase the Ampal Shares to any company organized by Yosef Maiman without the consent of the Seller; provided, further that such assignee make representations and warranties pursuant to Section 4.1 to the Seller and agree to be bound by the terms and conditions of this Agreement. Otherwise, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their successors and assigns.

     9.8 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state or federal courts sitting in the City of New York, Borough of Manhattan (the "New York Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Agreement), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such New York Courts are


                              Page 30 of 56 Pages
improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto (including its affiliates, agents, officers, directors and employees) hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

     9.9 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

     9.10 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

     9.11 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages prior to or following any termination of this Agreement, the Buyer will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

     9.12 Survival. The representations and warranties of the Seller and the Buyer contained herein shall be true on and as of the Closing Date and no representation or warranty shall survive the Closing, other than the representations set forth in Section 3.3, the third and fourth sentences of
Section 3.4, Section 3.7 and Section 4.11. The Seller's representations and warranties contained in Section 3.3 and the third and fourth sentences of
Section 3.4 shall continue in full force and effect in perpetuity and each of the Seller's and Buyer's representations and warranties contained in Section
3.7 and 4.11, respectively, shall survive for a period of one year from the Closing.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                           SIGNATURE PAGES FOLLOWS]


                              Page 31 of 56 Pages

          IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.


                                        REBAR FINANCIAL CORP.


                                        By:  /s/ Daniel Steinmetz
                                           -----------------------------------
                                           Name:
                                           Title:


                                        Y.M. NOY INVESTMENTS LTD.


                                        By:  /s/ Yosef A. Maiman
                                           -----------------------------------
                                           Name:
                                           Title:


                              Page 32 of 56 Pages

                                                                     Exhibit A

                               ESCROW AGREEMENT

          ESCROW AGREEMENT (the "Escrow Agreement"), dated as of February __, 2002, by and among Rebar Financial Corp., a British Virgin Islands corporation with a registered office at c/o Icaza, Gonzalez-Ruiz & Aleman (BVI) Ltd., Wickhams Cay, Road Town, Tortola, British Virgin Islands (and any successors in interest) (the "Seller"), Y.M. Noy Investments Ltd., an Israeli corporation, with its principal place of business at 33 Havazelet Hasharon St., Herzliya Pituach 46105, Israel (the "Buyer"), and Robinson Silverman Pearce Aronsohn & Berman LLP, a New York limited liability partnership with its principal place of business at 1290 Avenue of the Americas, New York, New York 10104 (the "Escrow Agent"). All capitalized terms used but not otherwise defined herein, shall have the respective meanings set forth in the Stock Purchase Agreement (as hereinafter defined).

                             W I T N E S S E T H :

          WHEREAS, the Seller and the Buyer have entered into a stock purchase agreement (the "Stock Purchase Agreement"), pursuant to which Buyer has agreed to purchase from the Seller all of the Seller's right, title and interest to all shares of Class A Stock, $1.00 par value per share ("Class A Stock"), of Ampal-American Israel Corporation ("Ampal"), a New York corporation, owned by the Seller (the "Ampal Shares");

          WHEREAS, pursuant to the Stock Purchase Agreement, the Buyer is paying to the Seller an aggregate of $82,920,175.84 plus the Interest Factor (as provided in and in accordance with the Stock Purchase Agreement) to purchase the Ampal Shares;

          WHEREAS, pursuant to the Stock Purchase Agreement, the Buyer and certain employees of Ampal (the "Employees") may enter into Option Assignment Agreements, pursuant to which the Buyer will acquire Stock Options, Employee Shares or both from such Employees;

          WHEREAS, concurrent with the closing of the transactions contemplated by the Stock Purchase Agreement, the Buyer is exercising the Stock Options in their entirety;

          WHEREAS, concurrent with the execution of this Escrow Agreement, the Seller will be depositing with the Escrow Agent a certificate or certificates evidencing the Ampal Shares and the Buyer will be depositing with the Escrow Agent $8,000,000, each to held in escrow pursuant to the terms and conditions of this Escrow Agreement;

          WHEREAS, the Seller and the Buyer desire to facilitate the closing of the purchase and sale of the Ampal Shares, the sale and exercise of the Stock Options and the sale of Employee Shares through the Escrow Agent, including concurrent exercises of Stock Options and sales of Employee Shares issuable on such exercise; and

          WHEREAS, Escrow Agent is willing to act as escrow agent pursuant to the terms of this Escrow Agreement.

                              Page 33 of 56 Pages

          NOW, THEREFORE, the parties agree as follows:

1.   Escrow Property.

          (a) The Buyer and the Seller hereby appoint Escrow Agent to serve as escrow agent hereunder. Concurrently with the execution of this Escrow Agreement, (i) the Buyer hereby delivers to the Escrow Agent, to be held in escrow in accordance with the terms and conditions of this Escrow Agreement, the aggregate sum of $8,000,000 (the "Down Payment") and (ii) the Seller hereby delivers to the Escrow Agent, to be held in escrow in accordance with the terms and conditions of this Escrow Agreement a certificate or certificates evidencing the Ampal Shares together with stock powers or other instruments of transfer duly endorsed in blank, with signatures medallion guaranteed and together with corporate resolutions of the Seller with respect to the transfer (collectively, the "Escrow Shares").

          (b) The Escrow Agent hereby accepts such appointment, acknowledges receipt of the Down Payment and the Escrow Shares and agrees to hold, invest, disburse and release the same in accordance with this Escrow Agreement. The Escrow Agent shall deposit the Down Payment in an account established for this purpose in accordance with Section 2 of this Escrow Agreement.

          (c) On or prior to the Closing Date:

          (i) the Buyer shall deliver to the Escrow Agent, in cash, to be held in escrow in accordance with the terms and conditions of this Escrow Agreement, (A) the remaining portion of the Purchase Price ("Remaining Purchase Price"), (B) the aggregate amount of the Employee Payments for the Stock Options being purchased by the Buyer pursuant to Section 1.3 of the Stock Purchase Agreement, (C) the aggregate option exercise prices for all Stock Options being acquired by the Buyer (the "Option Exercise Amount"), and (D) the aggregate purchase price for all Employee Shares being purchased by the Buyer pursuant to Section 1.3 of the Stock Purchase Agreement and the Option Assignment Agreements (the "Employee Share Purchase Price")

          (ii) the Seller shall cause Ampal to deliver to the Escrow Agent, to be held in escrow in accordance with the terms and conditions of this Escrow Agreement, (A) stock certificates evidencing the shares of Class A Stock to be issued to the Buyer upon exercise of the Stock Options at the Closing (the "Option Share Certificates") registered in the name of the Buyer and, (B) if the Company has not yet issued Employee Shares to any Employees who have exercised the Stock Options as permitted under the Option Assignment Agreements, stock certificates evidencing the Employee Shares ("Employee Share Certificates"), registered in the name of the Buyer; and

          (iii) to the extent certificates for Employee Shares have been issued to Employees, each applicable Employee shall deliver to the Escrow Agent in accordance with the terms of the Option Assignment Agreement stock powers or other instruments of transfer duly endorsed in blank with respect to the Employee Shares being sold by such Employee to the Buyer.


                              Page 34 of 56 Pages

          The Escrow Shares, the Down Payment, the Remaining Purchase Price, the aggregate amount of the Employee Payments, the Employee Share Purchase Price, the Option Share Certificates, the Employee Share Certificates, and the Option Exercise Amount and each other document, certificate and instrument delivered to the Escrow Agent pursuant to this Escrow Agreement shall collectively be referred to as the "Escrow Property."

2.       Investments; Dividends and Distributions; Voting.

          (a) The Escrow Agent shall cause the Down Payment deposited with it pursuant to this Escrow Agreement to be maintained and invested in an interest-bearing money market account or accounts with Citibank, N.A or any other nationally recognized commercial bank selected by the Escrow Agent. The Escrow Agent shall notify the Seller and the Buyer in writing of the account name and number and the bank or financial institution where the Down Payment Escrow Account is located. Any interest earned on or from the Down Payment shall be deemed to be a part of the Down Payment and shall be held and disbursed in accordance with the terms of this Escrow Agreement. The escrow account into which the Down Payment shall be deposited is referred to as the "Down Payment Escrow Account."

          (b) The Escrow Agent shall cause the aggregate amount of the Employee Payment, the Employee Share Purchase Price, the Option Exercise Amount and the Remaining Purchase Price deposited with it pursuant to this Escrow Agreement to be deposited in a non-interest-bearing account or accounts with Citibank, N.A or any other nationally recognized commercial bank selected by the Escrow Agent. The escrow account into which the deposits shall be made pursuant to this Section 2(b) is referred to as the "Closing Escrow Account."

          (c) If during the term of this Escrow Agreement, a dividend or other distribution shall be made or issued upon or on account of any of the Escrow Shares or, while held by the Escrow Agent, Employee Shares, such dividend or other distribution shall be retained by the Escrow Agent as Escrow Shares or Employee Shares, as the case may be, subject to this Escrow Agreement. The Escrow Agent shall cause any dividend or other distribution on the Escrow Shares and Employee Shares that is paid in cash to be maintained and invested in an interest-bearing money market account or accounts with Citibank, N.A. or any other nationally recognized commercial bank selected by the Escrow Agent. Such cash and any interest earned thereon shall be deemed to be a part of the Escrow Shares or Employee Shares, as the case may be, and shall be held and disbursed in accordance with the terms of this Escrow Agreement.

          (d) As long as the Escrow Shares are held in escrow, the Seller shall have the right to vote all Escrow Shares with respect to any matter to which the holders of the Class A Stock of Ampal are entitled to vote.

          (e) Each Employee who is the record holder of Employee Shares held in escrow shall have the right to vote all such Employee Shares held in escrow with respect to any matter to which the holders of the Class A Stock of Ampal are entitled to vote as long as such Employee Shares are held in escrow.


                              Page 35 of 56 Pages

3.   Disbursements of the Escrow Property.

          (a) The Escrow Agent shall hold the Escrow Property and shall not deliver any amounts thereof to any party other than (i) in accordance with
Section 3(b), or (ii) in accordance with a notice or notices given pursuant to and in accordance Section 4, or (iii) pursuant to a final judgment of an arbitrator or court having competent jurisdiction over the matter after all periods for appeal by the parties have expired (a "Final Dispute Resolution"), or (iv) by depositing the Escrow Property with a court of competent jurisdiction or with a successor escrow agent in accordance with the provisions of Section 5. Immediately following the disbursement of the Escrow Property in accordance with the terms and conditions of this Escrow Agreement, the Escrow Agent shall be released from all of its obligations hereunder.

          (b) At the Closing, upon receipt of a written direction from the Seller and the Buyer pursuant to Article V of the Stock Purchase Agreement, the Escrow Agent shall deliver (in accordance with such written direction) the Escrow Property as follows:

          (i) the Down Payment (including any interest earned on the Down Payment) and the Remaining Purchase Price shall be delivered to the Seller;

          (ii) the Escrow Shares, Employee Share Certificates and the Option Share Certificates, together with any stock powers or other instruments of transfer previously delivered to the Escrow Agent with respect the any of the aforementioned securities, shall be delivered to the Buyer;

          (iii) the Employee Payments and Employee Share Purchase Price (less applicable Withholding Amounts (as defined in the Option Assignment Agreement) and less any option exercise payments required to be paid to Ampal), as applicable, shall be delivered to the Employees;

          (iv) Withholding Amounts and the Option Exercise Amount shall be delivered to Ampal; and

          (v) if any Employee has exercised his Stock Options and is selling Employee Shares to the Buyer but has not yet paid to Ampal the exercise price for such exercised Stock Options in full, then the unpaid exercise price of such Stock Options shall be paid to Ampal together with any applicable Withholding Amounts.

          4. Notice of Disbursement.

          (a) If the Escrow Agent receives a written notice from the Buyer that it has terminated the Stock Purchase Agreement pursuant to and in accordance with Section 8.1(b), (d) or (f) of the Stock Purchase Agreement (a "Buyer Payment Notice") (a copy of which shall be simultaneously given by the Buyer to the Seller), and does not within 10 business days thereafter receive a written notice from the Seller objecting to the release of the Escrow Property ("Seller Objection Notice"), the Escrow Agent shall deliver the Escrow Property to the party that originally delivered such Escrow Property to the Escrow Agent pursuant to this Escrow Agreement. If within 10 business days following its receipt of a Buyer Payment Notice, the Escrow Agent receives a Seller Objection Notice (a copy of which shall be simultaneously given


                              Page 36 of 56 Pages
by the Seller to the Buyer), the Escrow Agent shall continue to hold the Escrow Property until a Final Dispute Resolution or until Escrow Agent receives a Settlement Memorandum in accordance with Section 4(d).

          (b) If the Escrow Agent receives a written notice from the Seller that it has terminated the Stock Purchase Agreement pursuant to and in accordance with Section 8.1(c) or (f) of the Stock Purchase Agreement (a "Seller Payment Notice") (a copy of which shall be simultaneously given by the Seller to the Buyer), and does not within 10 business days thereafter receive a written notice from the Buyer objecting to the release of the Escrow Property ("Buyer Objection Notice"), the Escrow Agent shall deliver the Escrow Property to the party that originally delivered such Escrow Property to the Escrow Agent pursuant to this Escrow Agreement. If within 10 business days following receipt of a Seller Payment Notice, the Escrow Agent receives the Seller Objection Notice (a copy of which shall be simultaneously given by the Buyer to the Seller), the Escrow Agent shall continue to hold the Escrow Property until a Final Dispute Resolution or until Escrow Agent receives a Settlement Memorandum in accordance with Section 4(d).

          (c) If the Escrow Agent receives a written notice from the Seller that it has terminated the Stock Purchase Agreement pursuant to and in accordance with Section 8.1(e) of the Stock Purchase Agreement (a "Seller 8.1(e) Payment Notice") (a copy of which shall be simultaneously given by the Seller to the Buyer), and does not within 10 business days thereafter receive a Buyer Objection Notice, the Escrow Agent shall deliver the Escrow Property to the party that originally delivered such Escrow Property to the Escrow Agent pursuant to this Escrow Agreement; provided, however, that the Down Payment shall not be returned to the Buyer, but shall instead be paid to the Seller.

          (d) In case there is delivered to the Escrow Agent a Seller Objection Notice in accordance with Section 4(a) or a Buyer Objection Notice in accordance with Section 4(b) or (c), the Seller and the Buyer shall endeavor to agree upon the rights of the respective parties with respect to the Escrow Property. If the parties should so agree, a memorandum (a "Settlement Memorandum") setting forth such agreement and containing instructions to the Escrow Agent shall be prepared, signed by both parties and furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such Settlement Memorandum or such other agreement signed by both the Seller and Buyer and may distribute the agreed upon amount of Escrow Property in accordance with the terms thereof.

          5. Resignation and Removal of Escrow Agent. The Escrow Agent may resign from the performance of its duties hereunder at any time by giving not less than ten (10) business days' prior written notice to the parties, or may be removed, with or without cause, by either the Seller or the Buyer, at any time by the giving of ten business (10) days' prior written notice to Escrow Agent. Such resignation or removal shall take effect upon the appointment of a successor escrow agent as provided below or as otherwise agreed by the Seller, the Buyer and Escrow Agent. Upon any such resignation or removal, the Seller and the Buyer jointly shall appoint a successor Escrow Agent hereunder. If a successor escrow agent is not so appointed, the Escrow Agent shall at its election either retain the Escrow Property as custodian thereof or shall deposit the Escrow Property with a court of competent jurisdiction whose determination of the disposition thereof shall be final. Upon the acceptance in writing of any appointment as


                              Page 37 of 56 Pages

Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement. After any retiring Escrow Agent's resignation or removal, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Escrow Agreement.

     6.   Liability of Escrow Agent.

          (a) In acting hereunder, the Escrow Agent shall not be liable for any act done or omitted by it in good faith and without gross negligence. The Escrow Agent shall have no duties or obligations other than as stated herein, which duties are purely ministerial, and it shall be protected in acting upon any notice or other communication not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained, which it shall in good faith believe to be valid and to have been signed or presented by a proper person or persons. The Escrow Agent shall not be bound by any notice or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Escrow Agreement, unless in writing, signed by the Seller and the Buyer and delivered to the Escrow Agent, and, if the duties of the Escrow Agent are affected, unless it shall have given its prior written consent thereto. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands which, in its opinion, are not clear or in conflict with any of the provisions of this Escrow Agreement, it shall be entitled to refrain from taking any action other than to keep safely the Escrow Property until it shall be directed otherwise in writing by the Seller and the Buyer or by orders issued or process entered by any court with respect to the Escrow Property, without determination by the Escrow Agent of such court's jurisdiction in the matter.

          (b) If any portion of the Escrow Property is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part of such proceeds, then and in any such event, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it (including its partners and other counsel employed by it) is binding upon it without the need for appeal or other action; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. The Escrow Agent shall give prompt written notice to the Seller and the Buyer of its compliance with any such order, writ, judgment or decree.

          (c) Nothing herein shall be deemed to prevent or disqualify the Escrow Agent, while it continues to serve as the Escrow Agent, from serving as counsel to any party hereto even with respect to matters arising out of this Escrow Agreement or the Stock Purchase Agreement; provided, however, that the Escrow Agent shall resign its duties hereunder if at any time it determines that it cannot impartially perform its duties hereunder.

                              Page 38 of 56 Pages

          7. Indemnification of Escrow Agent. The Escrow Agent shall be indemnified by the Seller and the Buyer, jointly and severally, against any claim or charge made against it (including counsel fees and other costs and expenses in connection therewith) by reason of its acting or failure to act in connection with any of the transactions contemplated hereby and against any loss it may sustain in carrying out the terms of this Escrow Agreement. In so agreeing to indemnify and hold harmless the Escrow Agent, the Seller and the Buyer intend thereby to cover all losses, claims, damages, liabilities and expenses, including reasonable costs of investigation and counsel fees (including fees of partners and other counsel employed by or who are members of the Escrow Agent at standard billing rates) and disbursements, which may be imposed upon the Escrow Agent or incurred in connection with its duties as the Escrow Agent hereunder or the performance of its duties hereunder, including any litigation arising from this Escrow Agreement or involving its subject matter. The Seller and the Buyer agree that they shall each pay one-half of all losses, claims, damages, liabilities, fees and other costs and expenses incurred in connection with such indemnification. The Escrow Agent shall not be required to institute legal proceedings of any kind and shall not be required to defend any legal proceedings which may be instituted against it.

          8. Fees and Expenses of Escrow Agent. The Seller shall compensate the Escrow Agent for its services hereunder and, in addition, shall reimburse Escrow Agent for all of its reasonable and actual out-of-pocket expenses, including travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like. All of the compensation and reimbursement obligations set forth in this Section 8 shall be payable upon demand by Escrow Agent. The obligations of under this Section 8 shall survive any termination of this Escrow Agreement and the resignation or removal of Escrow Agent.

          9. Termination. This Escrow Agreement shall automatically terminate upon the complete distribution of the Escrow Property in accordance with the terms of this Escrow Agreement.

          10. Miscellaneous.

          (a) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10(a)):


                              Page 39 of 56 Pages

                    If to Seller:

                    Rebar Financial Corp.
                    c/o Icaza, Gonzalez-Ruiz & Aleman (BVI) Ltd.
                    Wickhams Cay, Road Town,
                    Tortola, British Virgin Islands


                    with, prior to the Closing Date, a required copy which shall constitute notice to:

                    Ampal-American Israel Corporation
                    111 Arlozorov St.
                    Tel Aviv, 62098
                    Israel
                    Attn:  Raz Steinmetz
                    Telecopier No.: 972-608-0110

                    with a required copy at all times (which shall not constitute notice to the Seller or the Escrow
                    Agent) to:

                    Robinson Silverman Pearce Aronsohn & Berman LLP 1290 Avenue of the Americas
                    New York, NY  10104
                    Attn: Kenneth L. Henderson, Esq.
                    Telecopier No.:  (212) 541-1357 and (212) 541-4630

                    If to the Buyer:


                    Y.M. Noy Investments Ltd.
                    33 Havazelet Hasharon St.
                    Herzliya Pituach 46105 Israel

                    with a copy (which shall not constitute notice to the Buyer) to:

                    Cravath, Swaine & Moore
                    825 Eighth Avenue
                    New York, NY 10019
                    Attn: David Mercado, Esq.
                    Telecopier No.: (212) 474-3700


                              Page 40 of 56 Pages

                    If to Escrow Agent, addressed with a copy to each other party, to:

                    Robinson Silverman Pearce Aronsohn & Berman LLP 1290 Avenue of the Americas
                    New York, NY  10104
                    Attn: Kenneth L. Henderson, Esq.
                    Telecopier No.:  (212) 541-1357 and (212) 541-4630

          (b) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Escrow Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Escrow Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state or federal courts sitting in the City of New York, Borough of Manhattan (the "New York Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Escrow Agreement), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Escrow Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto (including its affiliates, agents, officers, directors and employees) hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Escrow Agreement or the transactions contemplated hereby.

          (c) Headings. The headings herein are for convenience only, do not constitute a part of this Escrow Agreement and shall not be deemed to limit or affect any of the provisions hereof.

          (d) Business Day. For purposes of this Escrow Agreement, "business day" shall refer to any day other than Saturday or Sunday or any day on which banking institutions are required or permitted to be closed in New York City or in Tel Aviv, Israel.

          (e) Non-Assignability; Binding Effect. Neither this Escrow Agreement, nor any of the rights or obligations of the parties shall be assignable by either party hereto without the prior written consent of the other parties hereto. Otherwise, this Escrow Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their successors and assigns.

          (f) Execution. This Escrow Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement

                              Page 41 of 56 Pages
and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

          (g) Severability. If any provision of this Escrow Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Escrow Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Escrow Agreement.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                           SIGNATURE PAGES FOLLOWS]





                              Page 42 of 56 Pages

          IN WITNESS WHEREOF, the parties have executed and delivered this Escrow Agreement as of the date first above written.


                                       REBAR FINANCIAL CORP.


                                       By:
                                          -------------------------------
                                          Name:
                                          Title:


                                       Y.M. NOY INVESTMENTS LTD.


                                       By:
                                           -------------------------------
                                           Name:
                                           Title:


                                       ROBINSON SILVERMAN PEARCE
                                       ARONSOHN & BERMAN LLP, as Escrow Agent


                                       By:
                                           -------------------------------
                                           Name:
                                           Title:





                              Page 43 of 56 Pages

                                                                     EXHIBIT B


                          OPTION ASSIGNMENT AGREEMENT



          This OPTION ASSIGNMENT AGREEMENT is made as of the __ day of _____, 2002 (this "Agreement"), by and between the person identified as the Assignor on the signature page to this Agreement (the "Assignor") and Y.M. Noy Investments Ltd., an Israeli corporation with a principal place of business at 33 Havazelet Hasharon St., Herzliya Pituach 46105, Israel (the "Assignee"), and for purposes of acknowledgment and consent only, Ampal-American Israel Corporation, a New York corporation with an address at 660 Madison Avenue, 18th Floor, New York, NY 10021 (the "Company").

                             W I T N E S S E T H:

          WHEREAS, the Assignor has been granted options (each, a "Stock Option" and collectively, the "Stock Options") pursuant to the Company's 2000 Incentive Plan and/or 1998 Long-Term Incentive Plan, as the case may be (each, a "Plan" and collectively, the "Plans"), to purchase the number of shares of the Company's Class A Stock, par value $1.00 per share (the "Class A Stock") at the per share exercise price(s) indicated on Schedule A attached hereto;

          WHEREAS, Rebar Financial Corp., a British Virgin Islands corporation ("Rebar"), has entered into a Stock Purchase Agreement, dated as of February __, 2002 (the "Stock Purchase Agreement"), with the Assignee pursuant to which Rebar will sell all of its Class A Stock (the "Ampal Shares") to the Assignee.

          WHEREAS, concurrently with the consummation of the transactions contemplated by the Stock Purchase Agreement and subject to the terms of this Agreement, the Assignee shall purchase from the Assignor all of the Assignor's rights, obligations, interest and benefits in and to the Stock Options on the terms and conditions set forth in this Agreement.

          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Assignor and Assignee agree as follows:

          1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Stock Purchase Agreement.

          2. Assignment.


                              Page 44 of 56 Pages

          (a) Subject to the conditions set forth in Section 5 hereof and concurrently with the closing of the purchase and sale of the Ampal Shares, on the Closing Date (as hereinafter defined), the Assignor hereby assigns, conveys and transfers to the Assignee each of the unexercised and unexpired Stock Options held by the Assignor identified on Schedule A attached hereto, provided that all such Stock Options are exercisable and vested at the Closing.

          (b) In consideration for such assignment of the Stock Options, the Assignee shall deliver to the Escrow Agent on or prior to the Closing Date, an amount (the "Employee Payment"), in cash, to be held in escrow and disbursed pursuant to the terms of the Stock Purchase Agreement and the Escrow Agreement, equal to the product of (x) the number of shares of Class A Stock that are issuable to the Assignor at the Closing upon exercise of the portion of Stock Options that are unexercised at Closing, multiplied by (y) the excess, if any, of (A) the Per Share Purchase Price over (B) the per share exercise price of such Stock Options.

          (c) On the Closing Date, the Assignee shall instruct the Escrow Agent to release (i) the Employee Payment to the Assignor, less applicable withholding taxes, and (ii) the applicable amount of withholding taxes required to be collected in connection with the sale of the assigned Stock Options (such amounts, the "Withholding Amount") to the Company, by check or wire transfer to an account or accounts designated by the Company for such purpose. The Employee Payment and the Withholding Amount for each Stock Option are set forth on Schedule A.

          3.  Employee Shares.
              ---------------

          (a) From and after the date hereof until the Closing Date, the Assignor shall have the right to exercise all or any portion of the Stock Options. In such event, subject to the conditions set forth in Section 5 hereof and concurrently with the closing of the purchase and sale of the Ampal Shares, at the Closing, the Assignor shall sell and the Assignee shall purchase all of the shares of Class A Stock issued to the Assignor upon exercise of any Stock Options identified on Schedule A (such shares, the "Employee Shares"). In furtherance thereof, the Assignor shall deliver to the Escrow Agent on or prior to the Closing Date, stock powers or other instruments of transfer duly endorsed in blank to be held in escrow until disbursed pursuant to the terms of this Agreement and the Escrow Agreement and, if applicable, the certificates evidencing the Employee Shares.


                               Page 45 of 56 Pages

          (b) In consideration for the purchase and sale of the Employee Shares, at the Closing, the Assignee shall deliver to the Escrow Agent to be held in escrow and disbursed to pursuant to the terms of the Stock Purchase Agreement and the Escrow Agreement, an amount, in cash, equal to the Per Share Purchase Price for each Employee Share so purchased (the "Employee Share Purchase Price"). At the Closing, the Assignee shall instruct the Escrow Agent to pay to the Assignor the Employee Share Purchase Price for all such Employee Shares, except that to the extent that Assignor has not yet paid to the Company the full exercise price for any of the Employee Shares, then the Assignor agrees that the Escrow Agent will be instructed at the Closing to pay to the Company the portion of the exercise price not so paid to the Company in connection with the exercise of the Stock Option plus the Withholding Amount, with the remaining portion of the Per Share Purchase Price to be paid to the Assignor. The Assignor agrees that the Escrow Agent may rely on a statement from the Company as to the number of shares of Class A Stock issued in connection with the exercise of the Stock Options and the amount of the exercise price not yet paid to the Company in connection with the exercise of the Stock Option.

          4. Closing. The closing of the sale and assignment of the Stock Options and, if applicable, the purchase and sale of the Employee Shares pursuant to this Agreement (the "Closing") shall occur concurrently with the closing of the purchase and sale of the Ampal Shares pursuant to the terms and conditions of the Stock Purchase Agreement (such date, the "Closing Date").

          5. Conditions to Closing. The obligation of the Assignee to effectuate the transactions contemplated by this Agreement shall be subject to: (i) the representations and warranties of the Assignor contained in this Agreement shall be true and correct, (ii) [Assignor being an employee of the Company or a subsidiary of the Company on the Closing Date],1 and (iii) the transactions contemplated by this Agreement not being in violation of the terms and conditions of the applicable Plan.

          6. Failure of Stock Purchase Agreement. If the transactions contemplated by the Stock Purchase Agreement are not consummated for any reason and the Stock Purchase Agreement is terminated, this Agreement, without further action on the part of either party, shall be null and void and of no force and effect.

          7. Assignor Acknowledgment. The Assignor acknowledges that the Assignor has had a reasonable opportunity


______________________

1 This must be changed for non-employees who are permitted to assign their options.

                              Page 46 of 56 Pages
to review this Agreement and has had a reasonable opportunity to consult with the Assignor's counsel and accountants with respect to the terms and legal, financial and tax implications of this Agreement and the transactions contemplated hereby. Without limiting the generality or effect of the foregoing, the Assignor understands that the terms of this Agreement and the obligations of the Assignee contained in this Agreement are contingent upon the consummation of the transactions contemplated by the Stock Purchase Agreement. The Assignor confirms it has reviewed the Escrow Agreement and agrees to the terms thereof.

          8. Assignor Representations and Covenants. The Assignor hereby represents and warrants to the Assignee that: (a) the number of shares of Class A Stock subject to the Stock Options and the per share exercise price(s) of the Stock Options set forth on Schedule A attached hereto are true and correct, (b) the Assignor has, and immediately prior to the Closing Date will have, good title to the Stock Options (other than those which expire or are exercised by the Assignor after the Assignor's signing of this Agreement) and the Employee Shares, if any, free and clear of any liens, encumbrances, security agreements, equities, options, claims or charges of any kind, and (c) as of the date hereof all of the Stock Options set forth on Schedule A attached hereto are unexercised and unexpired. The Assignor covenants and agrees that after the date hereof, he or she shall not transfer, assign, pledge or otherwise dispose of or encumber the Stock Options or the Employee Shares.

          9. Miscellaneous. No amendment or modification of this Agreement shall be deemed effective unless made in writing and signed by the parties hereto. This Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed to be an original. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof. This Agreement contains the entire agreement of the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, whether oral or written, with respect to the subject matter hereof. This Agreement shall be binding on and inure to the benefit of the parties to it and their respective heirs, legal representatives, successor and assigns, including, without limitation, any person to whom any Stock Options may be transferred following the death or disability of the Assignor pursuant to the terms of the Stock Option or otherwise.


                              Page 47 of 56 Pages

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


Y.M. NOY INVESTMENTS LTD.                    ASSIGNOR


By:_________________________                 _________________________
   Name:                                     Name:
   Title:                                    Address:



ACKNOWLEDGED AND CONSENTED TO BY:

AMPAL-AMERICAN ISRAEL CORPORATION


By:_________________________
   Name:
   Title:




                              Page 48 of 56 Pages


                                  SCHEDULE A
                                  ----------



                          Number of Shares
   Option Grant           Underlying Stock                                  Employee
       Date                   Options              Exercise Price            Payment             Withholding Amount
       ----                   -------              --------------            -------             ------------------








TOTAL




                              Page 49 of 56 Pages

                                                                     Exhibit C



                            FORM OF EXERCISE NOTICE

To Ampal-American Israel Corporation

          We refer to the various stock options identified in Schedule 1 attached hereto (the "Options"), which have been purchased or are being purchased by the undersigned pursuant to certain Option Assignment Agreements.

          In accordance with the terms of each of such Options, effective as of the Closing Date referred to in the Option Assignment Agreements referred to above, the undersigned hereby irrevocably elects to purchase all of the 329,000 shares of Class A Stock ("Class A Stock"), $1.00 par value per share, of Ampal-American Israel Corporation issuable on exercise of the Options. The undersigned confirms that it has deposited with the Escrow Agent appointed pursuant to that certain Escrow Agreement dated as of February __, 2002, among the undersigned, Rebar Financial Corp. and the escrow agent named therein the sum of $________ in cash, certified or official bank check or checks, which sum represents the aggregate option exercise for the total number of shares of Class A Stock issuable pursuant to the Options.

          The undersigned requests that certificates for the shares of Class A Stock issuable upon this exercise be issued in the name of

PLEASE INSERT SOCIAL SECURITY OR
                                              TAX IDENTIFICATION NUMBER OR
                                              ATTACH W-8 BEN




(Please print name and address)




Dated:            ,___                      Name of Holder:


                                                      (Print)

                                                      (By:)
                                                      (Name:)
                                                      (Title:)


                              Page 50 of 56 Pages

                                                            Schedule 1.3




                               Stock                                      Stock
                              Options                                    Options
                              Granted        Option                      Granted        Option
                                on          Exercise       Spread          on          Exercise     Spread        Employee
    Employee/Director        12/31/00        Price          ($)         12/15/01        Price         ($)         Payment

1.  Raz Steinmetz             30,000         $6.06        1.40013        30,000         $5.94       1.52013      $87,607.80
2.  Momi Shalev               20,000         $6.06        1.40013        20,000         $5.94       1.52013      $58,405.20
3.  Nitsan Yanovski           20,000         $6.06        1.40013        20,000         $5.94       1.52013      $58,405.20
4.  Shlomo Meichor            24,000         $6.06        1.40013        24,000         $5.94       1.52013      $70,086.24
5.  Alla Kanter               15,000         $6.06        1.40013        15,000         $5.94       1.52013      $43,803.90
6.  Yuval Levy                20,000         $6.06        1.40013        20,000         $5.94       1.52013      $58,405.20
7.  Giora Bar Nir              6,000         $6.06        1.40013        10,000         $5.94       1.52013      $23,602.08
8.  Liora Rotem                1,000         $6.06        1.40013         1,000         $5.94       1.52013      $2,920.26
9.  Kobi Sirkis                2,400         $6.06        1.40013         2,400         $5.94       1.52013      $7,008.62
10.  Hana Zedrovski             600          $6.06        1.40013          600          $5.94       1.52013      $1,752.16
11.  Moran Simner              1,000         $6.06        1.40013         1,000         $5.94       1.52013      $2,920.26
12.  Itzik Shachar             5,000         $6.06        1.40013         5,000         $5.94       1.52013      $14,601.30
13.  Niv Galanty                 0           $6.06        1.40013         6,000         $5.94       1.52013      $9,120.78
14.  Ayelet Rozenberg            0           $6.06        1.40013         5,000         $5.94       1.52013      $7,600.65
15.  Ronnie Peleg*             4,000         $6.06        1.40013           0           $5.94       1.52013      $5,600.52
16.  Daniel Steinmetz         10,000         $6.06        1.40013        10,000         $5.94       1.52013      $29,202.60

*Estate of Ronnie Peleg or her heirs, legal representatives, successors or assigns.


                              Page 51 of 56 Pages

                                 Schedule 3.2
                                 ------------



     1. The Seller has disclosed to the Buyer the terms of the Coral World International Limited Shareholder's Agreement, dated June 29, 1990.

     2. The Seller has disclosed to the Buyer the terms of its existing credit facilities with each of Bank Leumi LeIsrael B.M., Bank Hapoalim Ltd., and Maritime Bank of Israel Ltd.












                              Page 52 of 56 Pages

                                 Schedule 3.4
                                 ------------


                                Not Applicable.










                              Page 53 of 56 Pages

                                 Schedule 3.5
                                 ------------


                               See Schedule 3.2.











                              Page 54 of 56 Pages

                               Schedule 6.6. (a)





A. Leo Malamud*

B. Jack Bijio*









--------
   * If the Seller shall have used its reasonable best efforts in accordance with Section 6.6(a) of the Stock Purchase Agreement to cause the above-referenced individuals to be nominated as members of the board of directors of Ampal (each, a "Director"), and for any reason one or both of the above-referenced individuals is not designated as a Director or is unable or unwilling to serve as Director, the Seller shall use its reasonable best efforts to cause either one or both of the following individuals to be nominated and designated as a Director, as the case may be, as promptly as practicable following from the date in which one or both of the above-referenced individuals is not designated as a Director or is unable or unwilling to serve as a Director, in the following order of priority: (1) Yoram Firon and/or (2) Irit Eluz.


                              Page 55 of 56 Pages

                                Schedule 7.1(b)
                                ---------------


1.   Filing with and approval from the Israeli Ministry of Communications.

2. Filings by Ampal and the Buyer with and approval from the Hamemune Al Hahegblem Haeskiyim (i.e., Israeli Antitrust Authority).













                              Page 56 of 56 Pages